FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated May 4, 2022

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 04 May, 2022

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 04 May 2022
Result of AGM

Exhibit 99

UNILEVER PLC

ANNUAL GENERAL MEETING

ALL RESOLUTIONS APPROVED

Unilever PLC shareholders today approved all resolutions put to the 2022 Annual General Meeting. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

The following directors stood for election or re-election and were duly elected or re-elected by the shareholders of Unilever PLC:
Nils Andersen, Judith Hartmann, Adrian Hennah, Alan Jope, Andrea Jung, Susan Kilsby, Ruby Lu, Strive Masiyiwa, Youngme Moon, Graeme Pitkethly and Feike Sijbesma.

POLL RESULTS - ANNUAL GENERAL MEETING 4 MAY 2022

	TOTAL VOTES FOR	%	TOTAL VOTES AGAINST	%	TOTAL VOTES CAST	% OF SHARE CAPITAL VALIDLY CAST VOTED FOR AND AGAINST	VOTES WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2021	1,784,771,403	99.95%	845,727	0.05%	1,785,617,130	69.87%	5,690,097
2. To approve the Directors' Remuneration Report	1,653,105,110	92.52%	133,616,656	7.48%	1,786,721,766	69.91%	4,585,321
3. To re-elect Mr N Andersen as a Non-Executive Director	1,650,208,767	92.24%	138,827,869	7.76%	1,789,036,636	70.00%	2,267,306
4. To re-elect Dr J Hartmann as a Non-Executive Director	1,774,485,487	99.19%	14,499,168	0.81%	1,788,984,655	70.00%	2,321,354
5. To re-elect Mr A Jope as an Executive Director	1,724,961,069	96.39%	64,568,113	3.61%	1,789,529,182	70.02%	1,778,490
6. To re-elect Ms A Jung as a Non-Executive Director	1,698,883,917	94.96%	90,190,281	5.04%	1,789,074,198	70.00%	2,231,810
7. To re-elect Ms S Kilsby as a Non-Executive Director	1,774,007,079	99.16%	15,061,832	0.84%	1,789,068,911	70.00%	2,237,098
8. To re-elect Mr S Masiyiwa as a Non-Executive Director	1,769,253,409	98.90%	19,723,543	1.10%	1,788,976,952	70.00%	2,329,056
9. To re-elect Professor Y Moon as a Non-Executive Director	1,770,316,797	98.96%	18,660,776	1.04%	1,788,977,573	70.00%	2,328,435
10. To re-elect Mr G Pitkethly as an Executive Director	1,723,474,854	96.34%	65,559,756	3.66%	1,789,034,610	70.00%	2,252,435
11. To re-elect Mr F Sijbesma as a Non-Executive Director	1,769,656,458	98.92%	19,339,706	1.08%	1,788,996,164	70.00%	2,309,845
12. To elect Mr A Hennah as a Non-Executive Director	1,767,022,039	98.77%	21,955,381	1.23%	1,788,977,420	70.00%	2,328,588
13. To elect Mrs R Lu as a Non-Executive Director	1,777,112,750	99.34%	11,895,279	0.66%	1,789,008,029	70.00%	2,297,929
14. To reappoint KPMG LLP as Auditors of the Company	1,771,210,928	99.05%	16,997,442	0.95%	1,788,208,370	69.97%	3,093,363
15. To authorise the Directors to fix the remuneration of the Auditor	1,778,622,006	99.42%	10,297,215	0.58%	1,788,919,221	70.00%	2,384,951
16. To authorise Political Donations and expenditure	1,742,197,236	97.98%	35,890,771	2.02%	1,778,088,007	69.57%	13,188,421
17. To renew the authority to Directors to issue shares	1,689,544,033	94.43%	99,633,679	5.57%	1,789,177,712	70.01%	2,130,961
18. To renew the authority to Directors to disapply pre-emption rights	1,756,444,950	98.28%	30,741,777	1.72%	1,787,186,727	69.93%	4,114,524
19. To renew the authority to Directors to disapply pre-emption rights for the purposes of acquisitions or capital investments	1,734,740,008	97.05%	52,806,643	2.95%	1,787,546,651	69.94%	3,762,073
20. To renew the authority to the Company to purchase its own shares	1,768,051,750	98.90%	19,745,781	1.10%	1,787,797,531	69.95%	3,507,271
21. To shorten the notice period for General Meetings	1,617,343,217	91.97%	141,172,318	8.03%	1,758,515,535	68.81%	31,733,892

NOTES:
- The 'For' vote includes votes given at the Chairman's discretion and details of proxy votes cast are included in the table above.
- As at 2.30pm on 2 May 2022 the total number of issued ordinary shares of Unilever PLC was 2,629,243,772. Of those ordinary shares, 70,256,699 were held as treasury shares and 3,305,603 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever Group (the "Unilever Group Shares"). The voting rights attaching to the Unilever Group Shares are not exercisable. Therefore, as at 2.30pm on 2 May 2022, the total number of Unilever PLC ordinary shares with exercisable voting rights was 2,555,681,470.

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to and available for inspection at the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.  A copy of the resolutions can also be found in the Chairman's Letter and Notice of Meeting which is available on our website: www.unilever.com/AGM

4 May 2022

Safe Harbour:
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements.

These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2021 and the Unilever Annual Report and Accounts 2021 available on our corporate website www.unilever.com.